FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0021

BERRY PLASTICS CORPORATION

101 Oakley Street

Evansville, IN 47710

                                                                                                                                                                May 25, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:              Terence O’Brien

                                Tracey Smith
                                Al Pavot

                RE:         Berry Plastics Corporation

Form 10-K for Fiscal Year Ended October 1, 2011

Filed December 19, 2011

Response dated May 9, 2012

File No. 33-75706-01

Dear Mr. O’Brien, Ms. Smith and Mr. Pavot:

Please find below the responses of Berry Plastics Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of May 9, 2012 (the “Comment Letter”) regarding the Company’s Form 10-K for Fiscal Year Ended October 1, 2011 (the “Form 10-K”).   Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company requested that certain information in this letter in the Company’s response to comment 2 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise.  Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.  Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note the draft disclosure you provided in response to comment 1 in our letter dated April 13, 2012. While your current discussion of the changes in base volume does provide investors with useful information, it remains unclear how the actual fiscal year 2011 results fell significantly below the estimated results in your fiscal year 2010 goodwill impairment test in light of the fact that total sales for the Specialty Films segment increased 12.3% for fiscal year 2011 as compared to fiscal year 2010 and segment operating loss improved for fiscal year 2011 as compared to fiscal year 2010, excluding the goodwill impairment charge and other asset write offs for both fiscal years. As such, we continue to request that you disclose the estimated net sales for fiscal year 2011 for the Specialty Films segment that was included in your fiscal year 2010 discounted cash flow model for purposes of testing goodwill for impairment. Please compare this estimate to the actual net sales recognized and explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2011 goodwill impairment test. Further, please explain why you believe the decline in net sales below expectations in your fiscal year 2010 discounted cash

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0022

flow model for fiscal year 2011 will not be overcome in the long-term given that recoverability of goodwill is based on long-term financial projections.

In response to the Staff’s comment, the Company proposes the following revised disclosure to be inserted in the goodwill impairment discussion under the heading “Critical Accounting Policies and Estimates” in Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”).

In fiscal 2011, we experienced a base volume decline of 11% in our Specialty Films segment.  This base volume decline of 11% is primarily the result of a pricing strategy that we implemented in our second fiscal quarter and continued throughout the remainder of fiscal 2011 that caused volume to be lost to competitors.  This volume decline resulted in net sales of $1.5 billion for fiscal 2011 (as adjusted for selling price changes, primarily due to the fluctuation in the cost of plastics resins, the Company’s primary raw material input, which is largely passed through to customers) compared to the projected net sales of $1.7 billion used in our 2010 annual impairment test.  This decline in net sales volume resulted in the Company assuming a lower sales volume base to grow future earnings during year one through year six of our discounted cash flow model, as we do not anticipate recovering the volume lost to competition as a result of the strategy mentioned above.  As a result, the estimated carrying value of the Specialty Films Segment was reduced by approximately $65 million.

2. We note that you have reconsidered and have now determined that your product lines do meet the definition of businesses under ASC 805 and ASC 350 in response to comment 2 in our letter dated April 13, 2012. We further note the analysis you provided to support your conclusion that the components of each of your operating segments met the requirements for aggregation to the operating segment level. Please expand upon your analysis regarding similar economic characteristics to provide us with revenues; gross profit; gross profit margins; operating profit; and operating profit margins, along with any other information you believe would be useful, for each of your components by operating segment for each period presented. Address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one component and increasing for another). Please refer to ASC 350-20-35-35 and ASC 350-20-55-6 – 55-9 for guidance. While ASC 350-20-55-6 does state that the assessment of similar economic characteristics should be more qualitative than quantitative, components with materially differing financial trends need to be appropriately considered to determine whether or not it is appropriate to aggregate components.

The Company supplementally provides below the primary economic characteristics by component consistent with those reviewed internally by segment managers when evaluating financial results.  The Company believes that the data below support its view that the components share similar economic characteristics.  The largest variable in profitability for the components is the cost of the primary raw material, which is plastic resin for all of the components.

	Fiscal 2009	Fiscal 2010		Fiscal 2011
Net Sales:
Component 1	$[***]	$[***]		$[***]
Component 2	[***]	[***]		[***]
Component 3	[***]	[***]		[***]
Rigid Closed Top	$857	$970		$1,053

Component 4	$[***]	$[***]		$[***]
Component 5	[***]	[***]		[***]
Component 6	[***]	[***]		[***]
Rigid Open Top	$1,063	$1,192		$1,291

Component 7	$[***]	$[***]		$[***]
Component 8	[***]	[***]		[***]
Component 9	[***]	[***]		[***]
Component 10	[***]	[***]		[***]
Component 11	[***]	[***]		[***]
Specialty Films	$551	$1,433	(a)	$1,609	(a)

Tapes, Bags and Coatings	$716	$662	$609
Total Net Sales	$3,187	$4,257	$4,562

(a)      Variance in revenue dollars across components is due to the acquisition and integration of Pliant Corporation. As each facility was migrated to the Company’s IT system throughout 2010 and 2011, the components were re-allocated.

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0023

	Fiscal 2009		Fiscal 2010		Fiscal 2011
Adjusted EBITDA (excl PF):
Component 1	$[***]	[***]%	$[***]	[***]%	$[***]	[***]%
Component 2	[***]	[***]%	[***]	[***]%	[***]	[***]%
Component 3	[***]	[***]%	[***]	[***]%	[***]	[***]%
Rigid Closed Top	$[***]	[***]%	$[***]	[***]%	$[***]	[***]%

Component 4	$[***]	[***]%	$[***]	[***]%	$[***]	[***]%
Component 5	[***]	[***]%	[***]	[***]%	[***]	[***]%
Component 6	[***]	[***]%	[***]	[***]%	[***]	[***]%
Rigid Open Top	$[***]	[***]%	$[***]	[***]%	$[***]	[***]%

Component 7	$[***]	[***]%	$[***]	[***]%	$[***]	[***]%
Component 8	[***]	[***]%	[***]	[***]%	[***]	[***]%
Component 9	[***]	[***]%	[***]	[***]%	[***]	[***]%
Component 10	[***]	[***]%	[***]	[***]%	[***]	[***]%
Component 11	[***]	[***]%	[***]	[***]%	[***]	[***]%
Specialty Films	$[***]	[***]%	$[***]	[***]%	$[***]	[***]%

Tapes, Bags and Coatings	$[***]		$[***]		$[***]
Total Adjusted EBITDA (excl PF):	$490		$541		$656

Consolidated Reconciliation:
Adjusted EBITDA	$519		$614		$750
Pro forma acquisitions	-		(15)		(55)
Unrealized cost reductions	(29)		(58)		(39)
Total Adjusted EBITDA (excl PF):	$490		$541		$656

 14. Guarantor and Non-Guarantor Financial Information, page F-31

3. We understand that a non-controlling interest was recognized in the September 1, 2011 Rexam acquisition. In your Form 8-K filed September 2, 2011, you stated that the transaction entailed the purchase of “all of the outstanding capital stock of Rexam Closures Kentucky Inc., Rexam Delta Inc., Rexam Closures LLC, Rexam Closure Systems LLC, Rexam de Mexico S. de R.L. de C.V., Rexam Singapore PTE Ltd., Rexam Participacoes Ltda. and Rexam Plasticos do Brasil Ltda.”. The first four of these companies are identified as guarantor subsidiaries in the Form 10-K. The last four companies are not reported in Exhibit 21.1, so it is not clear whether their legal status has been preserved. Please explain to us how your statement that all guarantor subsidiaries are “100% wholly-owned” is consistent with these facts. In this regard, please note the guidance in Article 3-10(f)(1) of Regulation S-X.

As part of the Rexam acquisition, the Company acquired all of the outstanding capital stock of Rexam Closures Kentucky Inc., Rexam Delta Inc., Rexam Closures LLC, Rexam Closure Systems LLC, Rexam de Mexico S. de  R.L. de C.V., Rexam Singapore PTE Ltd., Rexam Participacoes ltda. and Rexam Plasticos do Brasil Ltda. as noted in our Current Report on Form 8-K filed September 2, 2011.  The Company supplementally informs the Staff that, at the completion of the Rexam acquisition, Rexam Singapore PTE Ltd. owned, and continues to own, only 60% of the outstanding capital stock of Rexam Malaysia Sdn. Bhd., and Rexam de Mexico S. de. R.L. de C.V. owned, and continues to own, only 50% of the outstanding capital stock of Rexam Mega S.A. de C.V.  The remaining interests in each such entity are held by third parties.

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0024

In addition, the Company supplementally informs the Staff that pursuant to agreements with the Company’s secured lenders, the following entities acquired in the Rexam acquisition are owned, either directly or indirectly, by Berry Plastics Corporation, and are not guarantors:  BPRex de Mexico, S.A. de R.L. de C.V. (formerly known as Rexam de Mexico, S.A. de R.L. de C.V.), BPRex Singapore Pte Ltd. (formerly known as Rexam Singapore PTE Ltd.), BPRex Participacoes Ltda. (formerly known as Rexam Participacoes Ltda.) and BPRex Plasticos do Brasil Ltda. (formerly known as Rexam Plasticos do Brasil Ltda.).

The Company supplementally provides the organizational chart attached hereto as Exhibit A in order to help clarify the Company’s organizational structure following the Rexam acquisition.

4. We note the following disclosure in your Form S-4 filed March 16, 2011, “Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the exchange notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries.” The restrictions disclosed therein on pages 94 and 96-99 appear relevant. Any significant restrictions that could impact your ability to transfer cash between and among the entities presented in Note 14 must be disclosed pursuant to Article 3-10(i)(8) of Regulation S-X. Such disclosures appear material given that you had $5.6 billion of liabilities and only $6 million of equity at October 1, 2011. If you do not believe that the specific restrictions highlighted in the S-4 are significant, then please provide us with a substantive analysis which supports that determination. Alternatively, please revise Note 14 to provide the required disclosure.

The Company supplementally informs the Staff that the disclosure noted in the Staff’s comment from the Company’s Registration Statement on Form S-4 filed March 16, 2011 was included in that registration statement to inform investors of the risk to their investment in the case that an external event, such as a change in law in the foreign domicile of a non-guarantor subsidiary, occurred that would restrict the ability of the Company to repatriate funds from such foreign domicile.  While the Company does not currently derive a material portion of its income from foreign subsidiaries and the Company is not currently aware of any current or potential future restrictions in the foreign countries in which it does business, both the Company’s activities in foreign jurisdictions as well as foreign laws may change over time, including while the notes offered by that registration statement remain outstanding.

The Company respectfully informs the Staff that because the Company is currently unaware of any current or potential future significant restrictions that could impact its ability to transfer cash between and among the entities presented in Note 14, the Company does not believe additional disclosure is necessary.  In addition, the Company supplementally advises the Staff that the Guarantor and Parent subsidiaries, all of which are domiciled in the United States, represented roughly 97% of the cash flow from operations in fiscal 2011.

5. Please provide us with the restricted net asset test outlined in Article 5-04 of Regulation S-X.

The Company supplementally advises the Staff that as of fiscal year ending 2011, only certain assets of the Non‑Guarantor subsidiaries met the criteria set forth in Article 5-04 of Regulation S-X.  The total assets of the Non‑Guarantor subsidiaries represent approximately 13% of the total assets of the Company and therefore are less than the 25% threshold required to include the schedule prescribed by Article 5-04 of Regulation S-X.  Although a substantial portion of the Non-Guarantor assets are not restricted, because the percentage of the Company’s total assets that were held by Non-Guarantors was lower than the 25% threshold, no further analysis was performed.

Fiscal 2011
Total Assets	$5,605
Non-Guarantor Assets	751
Non-Guarantor % of Total Assets	13%

6. We understand that an “intercompany receivables and payables” adjustment has impacted your reported October 1, 2011 annual operating cash flows of the Parent, the Guarantors, and the Non-Guarantors by 332%, (61%), and 132%, respectively. There are no material intercompany receivable or payable accounts evident in your condensed, consolidating Balance Sheets. If these accounts existed, they would have to be separately presented consistent with the guidance on major captions in Articles 3-10(i)(1), 4-08(k), 5-02.3, 5-02.19, and 10-01(a)(2) of Regulation S-X. Also, given the absence of any long-term intercompany loan agreements, any valid intercompany receivable and payable would have to be classified as current and could not be aggregated with the non-current equity investment account. Further, if these accounts existed, then the eliminations column would reflect an adjustment deleting the intercompany liability. Instead, it appears that your existing Balance Sheet presentation is consistent with your characterization of the intercompany transactions as “cash moves between us and our domestic subsidiaries as we utilize a centrally managed treasury function at the Company level” and that “as excess cash is generated, it is sent to the Company.” Accordingly, it appears that these transactions should be classified as financing activities in your Statements of Cash Flows consistent with the guidance in ASC230-10-45 and ASC 830-230-55-2. The “equity contributions” activity reported in the 2010 and 2009 Statements of Cash Flows appear consistent with this characterization. The impact appears material to both your reported operating and financing cash flows and should be addressed pursuant to the guidance in Article 3-10(i)(1) of Regulation S-X.  If you continue to believe that your existing presentation provides stand-alone financial statement account balances for each entity that comply with U.S. GAAP and SEC reporting requirements, then please address the previously observed inconsistencies as well as the following other issues:

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0025

▪  Explain how the October 1, 2011 $259 million intercompany cash flow adjustment cited in your April 6, 2012 response could have a positive impact on the Parent’s operating cash flow given that the corresponding “Investment in subsidiaries” account increased by $313 million since an increase in this account presumably reflects a cash outflow;

▪  Explain your assertion that “almost all” of the value in your reported “Investment in subsidiaries” balance resides in intercompany receivables and payables given that the

▪  October 1, 2011 elimination column only shows a $155 million liability adjustment which is immaterial to the $4.4 billion “Investment in subsidiaries” balance;

▪  Explain why the subsidiaries have more cash than the Parent at October 1, 2011, if you have a “centrally managed cash management system”;

▪  Explain why the Statements of Cash Flows for your subsidiaries report zero dividend payments in fiscal 2011 given your assertion that you “treated the cash flows received by the Parent Company from the Guarantor Subsidiaries as operating cash flow as we view this as a return on investment” – address the specific guidance in ASC 230-10-45-15;

▪  Explain the GAAP-basis for recognizing a $155 million Parent receivable and nonguarantor payable given that “there is no expected cash flow repayments on these amounts;”

▪  Explain how the non-guarantor subsidiaries can have a $155 million intercompany longterm liability if they only have $56 million of total liabilities at October 1, 2011; and

▪  Explain your statement that “we have treated it all as one combined equity method investment for the Guarantor subsidiaries, as the underlying equity would have been eliminated very quickly” given that the guarantor subsidiaries actually report a $3.7 billion equity balance.

The Company respectfully acknowledges the Staff’s comments and its views with respect to the treatment of the Company’s intercompany accounts.  The Company has historically presented its intercompany accounts in single line items on its balance sheets as “Investment in Subsidiaries” for the Parent Company and “Total Equity” for the Guarantor and Non-Guarantor subsidiaries. In future periodic reports, the Company will separately disclose its investment in subsidiaries and intercompany receivable/payable balances on the consolidating balance sheet.  The Company will also, in its future periodic reports, present any cash flows from intercompany activities, excluding dividends, as financing activities.  The Company also advises the staff, that beginning in 2009, the Company’s wholly owned, non-guarantor subsidiary, BP Parallel, acquired debt securities issued by the Berry Plastics Corporation and its parent, Berry Plastics Group, Inc. in open market transactions.  The securities that BP Parallel holds that were issued by the Berry Plastics Corporation result in a $154 million consolidation elimination.

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0026

The Company respectfully advises the Staff that it does not believe that this change in presentation would be material to investors. The Company believes that its investors are focused on the combined cash flows generated from both the Parent Company and Guarantor Subsidiaries to service the Company’s debt obligations and the combined tangible assets of the Parent Company and Guarantor Subsidiaries that secure the underlying debt obligations along with other considerations to which this disclosure is not material.

The revised presentation for the Consolidating Balance Sheet as of October 1, 2011 and the Consolidating Statement of Cash Flows for the period ending October 1, 2011 are presented supplementally below.

	Fiscal 2011
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Current Assets:
Cash and cash equivalents	20	5	17	-	42
Accounts receivable, net of allowance	80	411	52	-	543
Inventories	98	445	35	-	578
Prepaid expenses and other current assets	72	9	11	-	92
Intercompany receivable	3,982	-	-	(3,982)	-
Total current assets	4,252	870	115	(3,982)	1,255
Property, plant, and equipment, net	129	1,048	73	-	1,250
Intangible assets	207	2,447	52	(2)	2,704
Investment in Subsidiaries	451		-	(451)	-
Other assets	-	7	511	(122)	396
Total Assets	5,039	4,372	751	(4,557)	5,605

Current liabilities
Accounts payable	98	231	23	-	352
Accrued and other current liabilities	147	126	13	(1)	285
Long-term debt-current portion	32	-	2	-	34
Intercompany payable	-	3,956	26	(3,982)	-
Total current liabilities	277	4,313	64	(3,983)	671
Long-term debt	4,688	-	3	(154)	4,537
Deferred tax liabilities	-	194	10	-	204
Other long-term liabilities	68	114	5	-	187
Total long-term liabilities	4,756	308	18	(154)	4,928
Total liabilities	5,033	4,621	82	(4,137)	5,599
Total equity	6	(249)	669	(420)	6
Total Liabilities & Equity	5,039	4,372	751	(4,557)	5,605

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0027

	Fiscal 2011
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	21	322	(17)		326

Cash Flow from Investing
Additions to PPE	(16)	(138)	(6)		(160)
Proceeds from disposal of assets	-	5			5
Investment in Berry Group
Acquisition of business net of cash acquired	(368)				(368)
Net cash used in investing activities	(384)	(133)	(6)	-	(523)

Cash Flow from Financing
Proceeds from L-T debt	995				995
Equity contributions	(1)				(1)
Repayment of long-term debt	(880)				(880)
Changes in intercompany balances	160	(186)	26		-
Deferred financing costs	(23)				(23)
Net cash provided by financing activities	251	(186)	26	-	91

Net increase (decrease) in cash	(112)	3	3	-	(106)
Cash at beginning of period	132	2	14	-	148
Cash at end of period	20	5	17	-	42

FOIA Confidential Treatment Request
Confidential treatment requested
by Berry Plastics Corporation
BPC0028

*              *              *              *

Please contact me ((812) 306-2370) or Andrew J. Nussbaum ((212) 403-1269), special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

__/s/ James M. Kratochvil________________

James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation

cc:           Jonathan D. Rich, Chief Executive Officer

                Jeffrey D. Thompson, Chief Legal Officer

                Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz

Exhibit A

BERRY PLASTICS CORPORATION
SELECTED ENTITIES

Berry Plastics Group, Inc.
Berry Plastics Corporation
BPRex Closures Kentucky, Inc. f/k/a Rexam Closures Kentucky, Inc.
BPRex Delta, Inc. f/k/a Rexam Delta, Inc.
BPRex Closures, LLC f/k/a Rexam Closures, LLC
BPRex Closure Systems, LLC f/k/a Rexam Closure Systems, LLC
Berry Plastics Acquisition Corporation X
BPRex Singapore Pte Ltd. f/k/a Rexam Singapore PTE Ltd.
60%
Berry Plastics Malaysia SDN, BHO f/k/a Rexam Malaysia Sdn. Bhd.
1%
BPRex Participacoes Ltda. f/k/a Rexam Participacoes Ltda.
99%
.01%
99.99%
BPRex Plasticos do Brasil Ltda. f/k/a Rexam Plasticos do Brasil Ltda.
1%
BPRex de Mexico, S.A. de R.L. de C.V. f/k/a Rexam de Mexico S. de R.L. de C.V.
99%
50%
Rexam Mega S.A. de C.V.
Subsidiary Guarantor
First Tier foreign subsidiary. Not a guarantor
Other foreign subsidiary. Not a guarantor
Entity not wholly owned by Berry Plastics Corporation